Exhibit 21.1

Subsidiaries

of

Hamptons Luxury Homes, Inc.

State of
Name of Entity	Organization
Telemark, Inc.	New York
Telemark Services and Maintenance, Inc.	New York
DWD Construction Services, Inc.	New York
Bridgehampton Lumber Corp.	New York
Architectural Woodwork of the Hamptons, LLC (1)	New York

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(1) Telemark, Inc. holds a 50% equity interest in this limited liability company.